UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on May 22, 2025, OFA Group, a Cayman Islands exempted company (the “Company”), consummated its initial public offering (“IPO”) of 3,750,000 ordinary shares, par value $0.001 per share (the “Shares”), at a public offering price of $4.00 per share, generating gross proceeds to the Company of $15 million before deducting underwriting discounts and offering expenses. The Company granted R. F. Lafferty & Co., Inc., acting as representative of the underwriters (the “Representative”), an option (“Over-Allotment Option”), exercisable for 45 days from May 22, 2025, to purchase up to an additional 562,500 Shares (the “Over-Allotment Shares”) from the Company at the public offering price less the underwriting discounts and offering expenses to cover the over-allotment.

The underwriters exercised the Over-Allotment Option in full to purchase 562,500 Over-Allotment Shares from the Company at the public offering price of $4.00 per share, generating gross proceeds of $2,250,000. The Over-Allotment Option exercise closed on June 5, 2025.

As previously reported, pursuant to the underwriting agreement with the Representative, the Company issued to the Representative warrants (the “Representative’s Warrants”) to purchase up to 112,500 Shares of the Company on May 22, 2025 in connection with the closing of the IPO.

In connection with the full exercise of the Over-Allotment Option, on June 5, 2025, the Company issued to the Representative additional Representative’s Warrants to purchase 16,875 Shares of the Company, a copy of which is attached as Exhibit 4.1 to this report on Form 6-K.

On June 5, 2024, the Company issued a press release announcing the closing of the underwriters’ Over-Allotment Option, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Representative’s Warrants, dated June 5, 2025, by and between the Company and R. F. Lafferty & Co.
99.1	Press Release, dated June 5, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OFA Group

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

Date: June 6, 2025